Room 4561

	October 26, 2005

Mr. Frank Galuppo
President and Chief Executive Officer
Amedia Networks, Inc.
2 Corbett Way
Eatontown, New Jersey 07724

Re:	Amedia Networks, Inc.
	Schedule 14A filed October 21, 2005
	File No. 0-22055

Dear Mr. Galuppo:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Proposal, Amendment of the Certificate of Incorporation...

Will the Company Be Issuing Additional Shares?, page 7

1. You state that "while [you are] seeking to raise capital on commercially acceptable terms, at the present moment [you] do[] not have any commitment or understanding, whether written or oral, to issue any of the additional shares of [c]ommon [s]tock." Accordingly, it appears that you do have current plans or proposals, though not any commitments or understandings for the newly authorized shares of common stock. Please revise to provide a materially complete description of any current plans or proposals you have for the newly authorized shares, such as disclosure regarding the types of financing arrangements you plan to pursue. In addition, you state that you are seeking to raise capital, but in your disclosure on page
6 you indicate that you have a $6,000,000 equity line commitment subject to the effectiveness of a not yet filed registration statement. Please reconcile your disclosure regarding your need for financing with the fact that you appear to have some financing already in place.

2. We note your discussion of the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director